UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
NO ACT
P.E 12.19.02
1-6567

03006055

January 24, 2003

Eric A. DeJong
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act	1934
Section	
Rule	14A-8
Public Availability	1-24-2003

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 19, 2002

Dear Mr. DeJong:

This is in response to your letter dated December 19, 2002 concerning the shareholder proposal submitted to AT&T Wireless by Robert D. Morse. We also have received a letter from the proponent dated December 28, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

CRGA

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

ERIC A. DEJONG
206-264-3793
EDeJong@perkinscoie.com

December 19, 2002

RECEIVED
2002 DEC 23 PM 3:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street NW
Washington, DC 20549

Re: Shareholder Proposal Submitted by Mr. Robert D. Morse for Inclusion in the AT&T Wireless Services, Inc. 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to AT&T Wireless Services, Inc., a Delaware corporation ("AWS" or the "Company"). On September 4, 2002 AWS received a proposed shareholder resolution and supporting statement (together the "Proposal") from Mr. Robert D. Morse (the "Proponent") for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from its 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if AWS excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of AWS the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to a change in the wording of the Company's form of proxy and states, in relevant part:

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT" and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management.

Further: The shareowners likewise have the right to ask for a vote "Against" all company select nominees for director, until directors stop the practice of excessive extra remuneration for management other than base pay and some acceptable perks.

Summary of Bases for Exclusion

We have advised AWS that it properly may exclude the Proposal, or portions thereof, from its 2003 Proxy Statement and form of proxy for the following reasons:

1. The Proposal may be excluded pursuant to Rules 14a-8(i)(2) coupled with Rules 14a-8(i)(3)/14a-9 because the proposal requests changes in the Company's form of proxy that are contrary to those provisions of Delaware law and the Company's governing instruments concerning election of directors by plurality voting. As a result, implementation of the Proposal would force the Company to include information in its proxy materials that is materially false or misleading.

2. The Proposal relates to election of the Company's board of directors, and is therefore excludable under Rule 14a-8(i)(8), because it attempts to dissuade shareholders from voting in favor of the Company's nominees for election as directors.

3. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

4. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The Proposal may be excluded pursuant to Rules 14a-8(i)(2) coupled with Rules 14a-8(i)(3)/14a-9 because the proposal requests changes in the Company's form of proxy that are contrary to those provisions of Delaware law and the Company's governing instruments concerning election of directors by plurality voting. As a result, implementation of the Proposal would force the Company to include information in its proxy materials that is materially false or misleading.

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if such proposal's implementation would cause the company to violate any state or federal law to which it is subject. Rule 14a-8(i)(3) permits the omission of a shareholder proposal when such proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Rule 14a-9 provides that "no solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statement therein not false or misleading . . .". As the attached opinion of Delaware counsel, Morris, Nichols, Arsht & Tunnell makes clear, the Proposal is properly excludable on both of the aforementioned grounds (the "Opinion"). A copy of the Opinion is attached to this letter as **Exhibit B**.

As noted in the Opinion, Section 216(c) of the Delaware General Corporation Law (the "DGCL") provides that, unless a Delaware corporation's certificate of incorporation or bylaws specifically opt out of such provision, "Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Section 216(c) thus gives no legal effect to a vote cast against a nominee for election as director in determining whether that nominee is in fact elected. In addition, Proxy Rule 14a-4(b)(2)(iv) specifically requires that the Company's form of proxy provide "clear instructions. . . how the security holder may withhold authority to vote for a nominee" unless the applicable state law gives legal effect to votes cast against a nominee. As indicated above, Delaware law does not, absent an opt-out by the Company. *See* Rule 14a-4(b)(2)(iv) *Instr. No. 2*.

The Company has not opted out of the plurality voting provision of DGCL Section 216(c). Article II, Section 2.8 of the Company's bylaws, which are attached to this letter as **Exhibit C**, specifically affirms that director nominees shall be elected by a plurality of the votes cast. As a result, the Proposal, which recommends that the Company "remove the word 'EXCEPT' and reapply the word 'AGAINST' in the vote for directors column" would, on the one hand, force the Company to contravene Delaware law and its own bylaws and, on the other hand, be false and misleading, in violation of Rule 14a-8(i)(3) and 14a-9, because it would give shareholders the misimpression that "against' votes would be anything other than nugatory.

As further noted in the Opinion:

> When directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, §7.28 pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the available seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nevertheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees.

In addition, the Proposal specifically contemplates a voting procedure that the SEC specifically rejected in 1979. When considering amendments to Proxy Rule 14a-4(b)(2) in 1979, the SEC at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC stated that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.

See SEC Release No. 34,16356 ("Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally"); Fed. Sec. L. Rep. (CCH) ¶ 82, 358.
As a result of this concern, the SEC included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the SEC wanted to furnish shareholders a means of expressing dissent beyond merely abstaining. As the attached Opinion indicates, the SEC's reasoning has been applied by the Delaware Chancery Court which has concluded that shareholders could be misled by the availability of the option to vote against a director, thinking this offered the possibility of defeating the directors standing for election. *See North Fork Bancorporation, Inc. v. Toal*, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000).

Finally, we note that in several recent no-action letters the Staff has concurred with the view that this Proponent's Proposal would force a target company to violate state and federal law. *See, for example*, *Hudson United Bancorp.* (Dec. 6, 2002) (New Jersey law); *Lucent Technologies, Inc.* (Nov. 18, 2002) (Delaware law); *Exxon Mobil Corp.* (Mar. 28, 2002) (on reconsideration) (New Jersey law); *AT&T Corp.* (Mar. 11, 2002) (on reconsideration) (New York law); *CSX Corp.* (Mar. 11, 2002) (on reconsideration) (Virginia law); *Visteon Corp.* (Feb. 20, 2002) (Delaware law); *The Coca-Cola Co.* (Feb. 6, 2002) (Delaware law). *But see Merck & Co., Inc.* (Feb. 15, 2002) (New Jersey law) (no relief because company failed to affirm whether charter or bylaw provisions opted out of plurality voting standard specified by applicable state law); *William Wrigley Jr. Co.* (Jan. 2, 2002) (Delaware law) (same).

In *Lucent Technologies, Inc.* (Nov. 18, 2002) ("Lucent") and *The Coca-Cola Co.* (Feb. 6, 2002) ("Coca Cola") the Staff permitted the target companies to exclude a nearly identical proposal by the present Proponent under Rule 14a-8(i)(2) and Rule 14a-8(i)(3)/14a-9. In each case, the Staff concurred that "because [the company's] governing instruments do not opt-out of the plurality voting that is otherwise specified in Delaware law, it appears that implementation of the proposal would result in [the company's] proxy materials being false or misleading under rule 14a-9." AWS is, like Lucent and Coca-Cola, a Delaware company. Like Lucent and Coca-Cola, AWS has not opted out of the DGCL Section 216 plurality voting provisions in its certificate of incorporation or bylaws. Thus, like Lucent and Coca-Cola directors, AWS directors are elected by a plurality vote and a vote against any one specific director would have no legal effect.

Implementing the Proposal would require the Company to format its proxy card in a manner inconsistent with Delaware law and Proxy Rule 14a-4 and would therefore render the Company's form of proxy misleading because it would give shareholders the misimpression that "against" votes would have an effect on the outcome of the election. In light of the Staff's recent decisions in Coca-Cola, Lucent and other cases, the Company believes that the Proposal may be excluded from its 2003 proxy materials.

2. The Proposal relates to election of the Company's board of directors, and is therefore excludable under Rule 14a-8(i)(8), because it attempts to dissuade shareholders from voting in favor of the Company's nominees for election as directors.

Proxy Rule 14a-8(i)(8) permits a company to exclude a shareholder proposal from its proxy statement "if the proposal relates to an election for membership on the company's board of directors." A proposal that attempts to dissuade shareholders from voting in favor of management's nominees or that "may be deemed an effort to oppose the management's solicitation on behalf of the re-election of [its nominees]" involves elections for the purposes of Rule 14a-8(i)(8). *See In the Matter of Union Electric Co.*, 38 S.E.C. 921 (1959) and *ASECO Inc.* (Mar. 18, 1980).

The final paragraph of prior variations of the Proponent's Proposal included the following language:

> *I propose that since Management usually suggests that Shareowners vote "Against" a proposal submitted by one or more of the shareowners, then said shareowners should likewise vote "AGAINST" the Company nominees for Directors until the directors cease the compensation programs they in turn offer Management above salary and nominal perks.*

The Staff has permitted target companies to exclude this variation of the Proposal by concurring that the request clearly attempted to dissuade shareholders from voting in favor of the target company's director nominees, and thus related to an election for membership on the target company's board of directors. *See AT&T Corp.* (Mar. 11, 2002) (on reconsideration); *Wm. Wrigley Jr. Co.* (Jan. 2, 2002).

In response to these successful challenges, the Proponent has revised the Proposal to read as follows:

> *The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.*

Despite this change to the Proposal, the Proposal continues to attempt to dissuade shareholders from voting in favor of the Company's nominees, particularly because the attempt to dissuade is colored by the Proponent's allegation that the Company's directors have engaged in "the practice of excessive remuneration for Management." We therefore believe that the Proposal is properly excludable under Rule 14a-8(i)(8) because it relates to an election for membership on the Company's board of directors and request that the Staff concur in this view.

3. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Cisco Systems, Inc.* (Sept. 19, 2002); *Sysco Corp.* (Sept. 4, 2002); *Winland Electronics, Inc.* (May 24, 2002); *Putnam High Income Convertible and Bond Fund* (April 24, 2002); *The Boeing Co.* (Mar. 2, 2002). We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, **Proponent's request in paragraph 2** to *"Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote for Directors column"* is properly excludable unless modified because it is misleading and imprecise. The Company's form of proxy allows shareholders to cast a vote "FOR ALL nominees" or to "WITHHOLD FROM ALL nominees." A copy of the Company's 2002 form of proxy is attached to this letter as **Exhibit D**.

Second, **Proponent's statement in paragraph 2** that *"the proxy is the property of stockholders and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws. . ."* is properly excludable unless modified because it is misleading and inflammatory. Proxy Rule 14a-9(b), note (b) includes within the definition of materially false or misleading statements "material which directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundations." The Proponent, without "factual foundation" misleadingly suggests that the Company's directors and management somehow "confiscate" the shareholder's proxy by exercising a discretionary voting right, a right that is in fact conferred upon them by the SEC's proxy rules. *See, for example,* Proxy Rule 14a-4(c). The practical effect of Proponent's language is to suggest to shareholders, again without factual foundation, that the Company's management is somehow engaged in improper conduct. Further, Proponent's statement that *"Rules are NOT laws"* is misleading, if not untrue. The very "rules of incorporation" or "state rules" that Proponent refers to are in fact laws to which the Company is subject. These laws, whether they are Delaware state laws or federal securities laws, contain specific requirements and restrictions concerning the Company's proxy statement, voting procedures and the rights of its shareholders. Proponent's statement misleadingly suggests that any "rules" cited by the Company are solely of its own devising.

Third, **Proponent's statement in paragraph 3** that *"Shareholders have been denied a vote 'AGAINST' Directors for many years. . ."* is both misleading and false. It is false because the Company's shareholders have only had the opportunity to vote on the Company's directors once, as opposed to the "many years" the Proponent suggests. The Company's first annual meeting was last year. And, for the reasons explained in Section 1 above, the statement is misleading because it suggests that shareholder votes "against" a director-nominee have or would have a legal effect which under Delaware law and the Company's governing instruments they do not. The statement misleadingly suggests that the Company arbitrarily denies it shareholders the right to vote "against" a director-nominee.

Fourth, **Proponent's statement in paragraph 3** that ". . .*Management and Directors in their zeal for re-election and determination to stay in office by whatever means*" is properly excludable because it is inflammatory and attempts to impugn the integrity of management and directors. This statement suggests without "factual foundation" that management and directors have utilized and will continue to utilize improper means to keep themselves in office. We note that on prior occasions the Staff has required the Proponent to delete similar statements from his proposals. *See CSX Corp.* (March 2, 2002) (requiring deletion of statement "This entirely unfair voting arrangement has benefited Management and Directors in their determination to stay in office by whatever means."); *Poore Brothers, Inc.* (Mar. 2, 2002) (same).

Fifth, **Proponent's statement in paragraph 4** that "*Management claims the right to advise an 'Against' vote in matters presented by shareowners*" is misleading and attempts to impugn the integrity of management. Management does not "claim" the right to advise against a vote in favor of shareholder sponsored proposals; it has the right, a right conferred by Proxy Rule 14a-8(m). This right is commensurate with a shareholder's right to advise a vote in favor of his or her proposal—a right conferred by Proxy Rule 14a-8. Proponent's statement suggests that management claims a right it otherwise does not have.

And, sixth, **Proponent's belief, stated in paragraph 4** that ". . .*until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks*" is properly excludable because it asserts facts which have not otherwise been demonstrated. The Proposal contains nothing to substantiate Proponent's claim that the Company's management has been excessively remunerated. Indeed, this statement is a generic supposition that Proponent includes in all of his proposals to other companies, thus demonstrating a lack of specifics or factual foundation applicable to AWS. *See Lucent Technologies, Inc.* (Nov. 18, 2002); CSX Corp. (Mar. 2, 2002); *Intel Corp.* (Feb. 15, 2002); *Avaya, Inc.* (Dec. 4, 2001). In the alternative, the statement is properly excludable unless modified because it casts the Proponent's opinion as a statement of fact. The Proponent opines, without qualification as his opinion and without factual foundation, that the Company's remuneration of its executives is excessive.

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2003 Proxy Statement.

4. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because it will require extensive editing to bring it into compliance with the proxy rules.

As noted in section 3 above, virtually every paragraph and sentence of the Proposal contains false or misleading statements that will require extensive editing to bring the Proposal into compliance with the proxy rules. AWS therefore requests that the Staff confirm that it will not recommend enforcement action against AWS should AWS omit the supporting statement in its entirety pursuant to Rules 14a-8(i)(3)/14a-9—violation of the proxy rules/materially false and misleading statements.

We are of course mindful that the Staff has stated that it may permit a proponent to revise a proposal or supporting statement under Rule 14a-8(i)(3) to revise or delete specific statements "that may be materially false or misleading or irrelevant to the subject matter of the proposal." *Staff Legal Bulletin No. 14* (Jul. 13, 2001). However, in prior no-action letters, the Staff has found it proper to omit certain shareholder proposals entirely pursuant to Rule 14a-8(c)(3), the predecessor to Rule 14a-8(i)(3), where such proposals were "so inherently vague and indefinite that neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Philadelphia Electric Co.* (available July 30, 1992). More recently, the Staff has confirmed that in instances where a proposal requires "detailed and extensive editing in order to bring [it] into compliance with the proxy rules" it may be appropriate "to exclude the entire proposal, supporting statement, or both, as materially false or misleading." *Staff Legal Bulletin No. 14* (July 13, 2001). We submit that the present Proposal would require extensive editing to bring it into compliance with the proxy rules and is therefore properly excludable in its entirety on this basis alone.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

AWS anticipates that its 2003 Proxy Statement will be finalized on or about March 12, 2003, in preparation for printing. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 264-3793.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Eric A. DeJong

EAD:reh
Enclosures

cc: Robert D. Morse
Mary Brodd, AT&T Wireless Services, Inc.
Rick Hansen, Perkins Coie LLP

EXHIBIT A

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
August 26, 2002

AT&T Wireless Services
7277 164th Avenue NE, Bldg 1
Redmond, WA 98052

Dear Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required.

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column. Remove the statement [if applicable] placed in the lower section announcing that all signed proxies but not voted as to choice will be voted at the discretion of Management. The proxy is the property of stockholders, and must not be confiscated, regardless of Corporate statements of Rules of Incorporation or State Rules. Rules are NOT laws!

REASONS:

Shareholders have been denied a vote "AGAINST" Directors for many years, benefiting Management and Directors in their zeal for re-election and determination to stay in office by whatever means. This is the only area in which an "AGAINST" choice is omitted. Likewise, Management's claiming votes of signed but unmarked proxy choice is unfair, as a shareowner has the right to sign as "Present" and not voting, showing receipt to prevent further solicitation of a vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" all company select nominees for Director, until directors stop the practice of excessive extra remuneration for Management other than base pay and some acceptable perks.

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL

1201 NORTH MARKET STREET
P.O. Box 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 4, 2002

AT&T Wireless Services, Inc.
16331 NE 72nd Way
Redmond, WA 98052

Ladies and Gentlemen:

In connection with a shareholder proposal submitted by Robert D. Morse, you have requested our opinion concerning the effect as a matter of Delaware law of a vote "against" a nominee for election as a director of AT&T Wireless Services, Inc., a Delaware corporation (the "Company"). Section 216 of the Delaware General Corporation Law (the "DGCL") provides that in the absence of any specification in a corporation's certificate of incorporation or bylaw, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." 8 Del. C. § 216(3). The Company's bylaws provide that the directors of the Company are elected by a plurality vote. In this respect, the Company is typical of Delaware corporations. North Fork Bancorporation, Inc. v. Toal, Del. Ch., C.A. No. 18147, slip op. at 10 n.12 (Nov. 8, 2000).

EXHIBIT B

("Typically, directors of Delaware corporations are elected by a plurality of voting power present at a meeting in person or represented by proxy.").[1]

When directors are elected by a plurality vote, those nominees for director who receive the greatest number of favorable votes are elected. Model Business Corporation Act, §7.28 pp. 7-62 (1999) ("A 'plurality' means that the individuals with the largest number of votes are elected directors up to the maximum number of directors to be chosen at the election.") As a consequence, a vote against a director, in and of itself, has no effect. To illustrate, if at an election of directors, five directors are to be elected and ten persons have been nominated to fill the five available directorships, the five nominees receiving the greatest number of favorable votes will be elected to the available seats on the board of directors. Even if a greater number of votes were voted against the election of a particular nominee than were voted for his or her election, that nominee would nevertheless be elected so long as the votes for his or her election exceeded the number of votes cast in favor of five of the other ten nominees. Black's Law Dictionary further illustrates the point. There "plurality" is defined as "the excess of the votes cast for one candidate over those cast for any other." The writer then goes on to describe the difference between a plurality vote and majority vote:

> Where there are only two candidates, he who receives the greater number of the votes cast is said to have a *majority*; when there are more than two competitors for the same office, the person who receives the greatest number of votes has a *plurality*, but he has not a majority unless he receives a greater number of votes than those cast for all his competitors combined, or, in other words, more than one-half of the total number of votes cast.

---

1 The North Fork case dealt with the unusual situation in which a corporation's bylaw required that directors be elected by a majority of the voting power present at a meeting. The question before the Court was whether proxy cards marked "withhold authority" represented "voting power present" at the meeting.

EXHIBIT B

Black's Law Dictionary 1039 (5th ed. 1979).

The decision of the Delaware Court of Chancery in North Fork Bancorporation referred to above provides a useful description of the interplay between state law and the rules of the Securities and Exchange Commission and also illustrates the effect of plurality voting. Noting that since 1979 SEC Rule 14a-4(b)(2) has required that proxy cards used in the election of directors provide a "means for security holders to withhold authority to vote for each nominee," the Court observed that, when considering the 1979 amendments to the rule, the SEC at first proposed the mandatory inclusion of an "against" voting option on proxy cards. However, after receiving public comments, the SEC stated that:

> A number of legal commentators questioned the treatment of an "against" vote under state law, most arguing that it normally would have no effect in an election. They also expressed concern that shareholders might be misled into thinking that their against votes would have an effect when, as a matter of substantive law, such is not the case since such votes are treated simply as abstentions.[2]

As a result of this concern, according to the history related by the Court, the SEC included in the rule, as adopted, the concept of withholding authority to vote for a nominee or nominees because the SEC wanted to furnish stockholders a means of expressing dissent beyond merely abstaining. Significantly, the Court went on to agree that the concern of commentators that led to the present language of Rule 14a-4(b)(2) was justified saying, "[b]ecause most corporate votes typically require a plurality (and not a majority as was required by [the defendant's] bylaws) the commentators' concern was well-founded." North Fork Bancorporation,

2 The Court cited "Shareholder Communications, Shareholder Participation in the Corporate Electoral Process and Corporate Governance Generally", Exchange Act Release No. 34, 16356 [1979-1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 82, 358, 1979 WL 17411 (S.E.C.) at *4 (Nov. 21, 1979).

Inc. v. Toal, supra, at 18 n.23. The Court observed that stockholders could be misled by the availability of the option to vote against, thinking this offered the possibility of defeating the slate. Hence, the Court concluded, "[r]ather than mandating the inclusion of an 'against' vote on proxy cards which could lead to further shareholder cynicism, the SEC compromised, offering shareholders the opportunity to express dissatisfaction by withholding authority to vote for all or specific nominees." Id.

For the reasons set forth above and limited in all respects to matters of Delaware law, it is our opinion that in an election of directors where directors are elected by a plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director.

Very truly yours,

Morris, Nichols, Arsht & Tunnell

AMENDED AND RESTATED
BY-LAWS
OF
AT&T WIRELESS SERVICES, INC.

Incorporated under the Laws of the State of Delaware

ARTICLE I

Offices And Records

Section 1.1. Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company.

Section 1.2. Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

ARTICLE II

Stockholders

Section 2.1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

Section 2.2. Special Meeting. Except as otherwise required by law or by any Preferred Stock Designation (as defined in the Corporation's Certificate of Incorporation), special meetings of stockholders of the Corporation for any purpose or purposes may be called only by (i) the Board of Directors pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the total number of directors which the Corporation would have if there were no vacancies (the "Whole Board"), or (ii) the Chairman of the Board of Directors of the Corporation. No business other than that stated in the notice shall be transacted at any special meeting.

Section 2.3. Place of Meeting. The Board of Directors or the Chairman of the Board, as the case may be, may designate the place of meeting for any annual meeting or for any special meeting of the stockholders. If no designation is so made, the place of meeting shall be the principal office of the Corporation.

Section 2.4. Notice of Meeting. Written or printed notice, stating the place, day and hour of the meeting and the purpose or purposes for which the meeting is called, shall be delivered by the Corporation not less than 10 calendar days nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at such person's address as it appears on the stock transfer books of the Corporation. Such further notice shall be given as may be required by law. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present in accordance with Section 6.4 of these By-Laws. Any previously scheduled meeting of the stockholders may be postponed, and any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

Section 2.5. Quorum and Adjournment; Voting. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the voting power of all outstanding shares of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. The Chairman of the meeting may adjourn the meeting from time to time, whether or not there is such a quorum. No notice of the time and place of adjourned meetings need be given except as required by law. The stockholders present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 2.6. Proxies. At all meetings of stockholders, a stockholder may vote by proxy executed in writing (or in such manner prescribed by the General Corporation Law of the State of Delaware (the "DGCL")) by the stockholder, or by such person's duly authorized attorney in fact.

Section 2.7. Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting pursuant to Section 2.4 of these By-Laws, (b) by or at the direction of the Board of Directors upon recommendation of the Governance Committee or otherwise or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided

for in this By-Law, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause of paragraph (A)(1) of this By-Law, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th calendar day nor earlier than the close of business on the 120th calendar day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th calendar day prior to such annual meeting and not later than the close of business on the later of the 90th calendar day prior to such annual meeting or the 10th calendar day following the calendar day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 100 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the

Corporation not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by the Corporation.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting under Section 2.4 of these By-Laws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors, (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this By-Law, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this By-Law. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting pursuant to such clause (b), if the stockholder's notice required by paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 120th calendar day prior to such special meeting and not later than the close of business on the later of the 90th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

(C) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(3) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation (as defined in the Corporation's Certificate of Incorporation).

Section 2.8. Procedure for Election of Directors; Required Vote. Election of directors at all meetings of the stockholders at which directors are to be elected shall be by ballot, and, subject to the rights of the holders of any series of Preferred Stock to elect directors under an applicable Preferred Stock Designation, a plurality of the votes cast thereat shall elect directors. Except as otherwise provided by law, the Certificate of Incorporation, Preferred Stock Designation, or these By-Laws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the stockholders.

Section 2.9. Inspectors of Elections; Opening and Closing the Polls. The Board of Directors by resolution shall appoint, or shall authorize an officer of the Corporation to appoint, one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives, to act at the meetings of stockholders and make a written report thereof. One or more persons may be designated as alternate inspector(s) to replace any inspector who fails to act. If no inspector or alternate has been appointed to act or is able to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging such person's duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. The inspector(s) shall have the duties prescribed by law. The Chairman of the meeting shall fix and announce at the meeting the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.10. No Stockholder Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

EXHIBIT C

ARTICLE III

Board of Directors

Section 3.1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 3.2. Number, Election and Tenure. (a) Except as otherwise provided in any Preferred Stock Designation relating to the rights of the holders of any class or series of Preferred Stock to elect additional directors under specified circumstances, the number of the directors of the Corporation shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board but such number shall not be less than three. The directors, other than those who may be elected by the holders of any class or series of Preferred Stock having the right under a Preferred Stock Designation to elect additional directors under specified circumstances, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2002, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2003, and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in 2004, with each class to hold office until its successor is duly elected and qualified. At each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor shall have been duly elected and qualified.

Section 3.3. Regular Meetings. The Board of Directors may, by resolution, provide the time and place for the holding of regular meetings without notice other than such resolution.

Section 3.4. Special Meetings. Special meetings of the Board of Directors shall be called at the request of the Chairman of the Board, the President or a majority of the Board of Directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix the place and time of the meetings.

Section 3.5. Notice. Notice of any special meeting of directors shall be given to each director at such person's business or residence in writing by hand delivery, first-class or overnight mail or courier service, telegram or facsimile transmission, or orally by telephone. If mailed by first-class mail, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least 5 calendar days before such meeting. If by telegram, overnight mail or courier service, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company or the notice is delivered to the overnight mail or courier service company at least 24 hours before such meeting. If by facsimile transmission, such notice shall be deemed adequately delivered when the notice is transmitted at least 12 hours before such meeting. If by telephone or by hand delivery, the notice shall be given at least 12 hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these By-Laws, as provided under Section 8.1. A meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting either before or after such meeting.

Section 3.6. Action by Consent of Board of Directors. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or writings or by electronic transmission or transmissions, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee.

Section 3.7. Conference Telephone Meetings. Members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

Section 3.8. Quorum. Subject to Section 3.9, a whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without further notice. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. The directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

Section 3.9. Vacancies. Except as otherwise provided in any Preferred Stock Designation relating to the rights of the holders of any class or series of Preferred Stock Designation to elect directors under specified circumstances, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, and not by stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 3.10. Committees. (a) The Board of Directors may, by resolution adopted by a majority of the Whole Board, designate one or more committees, each committee to consist of three or more directors of the Corporation. Any such committee may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each committee shall keep written minutes of its proceedings and shall report such proceedings to the Board when required. Such committees may include:

(b) Governance Committee. The Board of Directors shall appoint a Governance Committee consisting of not less than three directors, which committee shall recommend candidates for nomination to the Board of Directors or to fill vacancies and make recommendations regarding the structure and policies of the Board of Directors and the Corporation's committees and other corporate governance matters.

(c) Audit Committee. The Board of Directors shall appoint an Audit Committee consisting of not less than three directors, none of whom shall be officers, which committee shall, among other things, regularly review the adequacy of the Corporation's internal financial controls, review with the Corporation's independent public accounts the annual audit and other financial statements, and recommend the selection of the Corporation's independent public accountants.

(d) Compensation Committee. The Board of Directors shall appoint a compensation committee consisting of not less than three directors, none of whom shall be officers, which committee may, among other things, recommend to the Board of Directors the compensation of directors and those officers of the Corporation who are directors, make awards under the Corporation's discretionary employee benefit plans, and make recommendations from time to time to the Board of Directors regarding the Corporation's compensation program.

(e) A majority of any committee may determine its action and fix the time and place of its meetings, unless otherwise provided herein or the Board shall otherwise provide. Notice of such meetings shall be given to each member of the committee in the manner provided for in Section 3.5 of these By-Laws. The Board shall have power at any time to change the powers, responsibilities and duties of, to fill vacancies in, to change the number and membership of, or to dissolve any such committee to the extent permitted by law. Nothing herein shall be deemed to prevent the Board from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board.

Section 3.11. Removal. Subject to the rights of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all Voting Stock then outstanding, voting together as a single class.

Section 3.12. Records. The Board of Directors shall cause to be kept a record containing the minutes of the proceedings of the meetings of the Board and of the stockholders, appropriate stock books and registers and such books of records and accounts as may be necessary for the proper conduct of the business of the Corporation.

ARTICLE IV

Officers

Section 4.1. Elected Officers. The elected officers of the Corporation shall be a Chairman of the Board of Directors and Chief Executive Officer, a President, a Secretary, and such other officers (including, without limitation, a Chief Financial Officer and Executive Vice Presidents, Senior Vice Presidents and Vice Presidents) as the Board of Directors from time to time may deem proper. The Chairman of the Board shall be chosen from among the directors. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV. Such officers shall also have such powers and duties as from time to time may be conferred by the Board of Directors or by any committee thereof. The Board or any committee thereof may from time to time elect, or the Chairman of the Board or President may appoint, such other officers (including one or more Vice Presidents, Controllers, Assistant Secretaries and Assistant Treasurers), as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers and agents shall have such duties and shall hold their offices for such terms as shall be provided in these By-Laws or as may be prescribed by the Board or such committee or by the Chairman of the Board or President, as the case may be.

Section 4.2. Election and Term of Office. The elected officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held in connection with the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each officer shall hold office until such person's successor shall have been duly elected and shall have qualified or until such person's death or until he shall resign or be removed pursuant to Section 4.8.

Section 4.3. Chairman of the Board; Chief Executive Officer. The Chairman of the Board shall preside at all meetings of the stockholders and of the Board of Directors and shall be the Chief Executive Officer of the Corporation. The Chairman of the Board shall be responsible for the general management of the affairs of the Corporation and shall perform all duties incidental to such person's office which may be required by law and all such other duties as are properly required of him by the Board of Directors. He shall make reports to the Board of Directors and the stockholders, and shall see that all orders and resolutions of the Board of Directors and of any committee thereof are carried into effect. The Chairman of the Board may also serve as President, if so elected by the Board. The directors also may elect a Vice-Chairman to act in the place of the Chairman upon his or her absence or inability to act.

Section 4.4. President. The President shall act in a general executive capacity and shall assist the Chairman of the Board in the administration and operation of the Corporation's business and general supervision of its policies and affairs. The President, if he or she is also a director, shall, in the absence of or because of the inability to act of the Chairman of the Board, perform all duties of the Chairman of the Board and preside at all meetings of stockholders and of the Board of Directors. He shall further perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 4.5. Vice Presidents. Each Senior Vice President and Executive Vice President and any Vice President shall have such powers and shall perform such duties as shall be assigned to him by the Board of Directors or the Chairman of the Board.

Section 4.6. Chief Financial Officer. The Chief Financial Officer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Chief Financial Officer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board of Directors, or in such banks as may be designated as depositories in the manner provided by resolution of the Board of Directors. The Treasurer shall have such further powers and duties and shall be subject to such directions as may be granted or imposed from time to time by the Board of Directors, the Chairman of the Board or the President.

Section 4.7. Secretary. (a) The Secretary shall keep or cause to be kept in one or more books provided for that purpose, the minutes of all meetings of the Board, the committees of the Board and the stockholders; the Secretary shall see that all notices are duly given in accordance with the provisions of these By-Laws and as required by law; shall be custodian of the records and the seal of the Corporation and affix and attest the seal to all stock certificates of the Corporation (unless the seal of the Corporation on such certificates shall be a facsimile, as hereinafter provided) and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal; and shall see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and in general, shall perform all the duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board, the Chairman of the Board or the President.

(b) Assistant Secretaries shall have such of the authority and perform such of the duties of the Secretary as may be provided in these By-Laws or assigned to them by the Board of Directors or the Chairman of the Board or by the Secretary. During the Secretary's absence or inability, the Secretary's authority and duties shall be possessed by such Assistant Secretary or Assistant Secretaries as the Board of Directors, the Chairman of the Board, the President or a Vice Chairman of the Board may designate.

Section 4.8. Removal. Any officer elected, or agent appointed, by the Board of Directors may be removed by the affirmative vote of a majority of the Whole Board whenever, in their judgment, the best interests of the Corporation would be served thereby. Any officer or agent appointed by the Chairman of the Board or the President may be removed by him whenever, in such person's judgment, the best interests of the Corporation would be served thereby. No elected officer shall have any contractual rights against the Corporation for compensation by virtue of such election beyond the date of the election of such person's successor, such person's death, such person's resignation or such person's removal, whichever event shall first occur, except as otherwise provided in an employment contract or under an employee deferred compensation plan.

Section 4.9. Vacancies. A newly created elected office and a vacancy in any elected office because of death, resignation, or removal may be filled by the Board of Directors for the unexpired portion of the term at any meeting of the Board of Directors. Any vacancy in an office appointed by the Chairman of the Board or the President because of death, resignation, or removal may be filled by the Chairman of the Board or the President.

ARTICLE V

Stock Certificates and Transfers

Section 5.1. Certificates representing shares of the Corporation shall be signed by the Chairman of the Board or a Vice Chairman of the Board of Directors, if any, or the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, any of whose signatures may be a facsimile. The Board of Directors may in its discretion appoint responsible banks or trust companies from time to time to act as transfer agents and registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issue. All certificates shall include on their face written notice of any restrictions that may be imposed on the transferability of such shares and shall be consecutively numbered or otherwise identified.

Section 5.2. Lost, Stolen or Destroyed Certificates. No certificate for shares of stock in the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or stolen, except on production of such evidence of such loss, destruction or theft and on delivery to the Corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors or any financial officer may in its or such person's discretion require.

ARTICLE VI

Miscellaneous Provisions

Section 6.1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the last day of December of each year.

Section 6.2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation.

Section 6.3. Seal. The corporate seal shall have inscribed thereon the words "Corporate Seal," the year of incorporation and the word "Delaware."

Section 6.4. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or the Board of Directors or committee thereof need be specified in any waiver of notice of such meeting.

Section 6.5. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

Section 6.6. Resignations. Any director or any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the President, or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, the President, or the Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

ARTICLE VII

Contracts, Proxies, Etc.

Section 7.1. Contracts. Except as otherwise required by law, the Certificate of Incorporation, a Preferred Stock Designation, or these By-Laws, any contracts or other instruments may be executed and delivered in the name and on the behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation. Subject to any restrictions imposed by the Board of Directors or the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President of the Corporation may delegate contractual powers to others under such person's jurisdiction, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Section 7.2. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, the President or any Senior Vice President, Executive Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the votes which the Corporation may be entitled to cast as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

ARTICLE VIII

Amendments

Section 8.1. Amendments. The By-Laws may be altered or repealed and new By-Laws may be adopted (1) at any annual or special meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the voting power of the stock issued and outstanding and entitled to vote thereat, provided, however, that any proposed amendment, alteration or repeal of, or the adoption of any By-Law inconsistent with, Section 2.2, 2.7 or 2.10 of Article II or Section 3.2, 3.9 or 3.11 of Article III of the By-Laws by the stockholders shall require the affirmative vote of the holders of at least 80% of the voting power of all Voting Stock then outstanding, voting together as a single class, and provided, further, however, that, in the case of any such stockholder action at a special meeting of stockholders, notice of the proposed alteration, repeal or adoption of the new By-Law or By-Laws must be contained in the notice of such special meeting, or (2) by the affirmative vote of a majority of the Whole Board.

EXHIBIT D

Table of Contents

AT&T Wireless

Annual Meeting of Shareholders
Date — May 16, 2002
Time — 9:00 a.m. local time (doors open at 8:30 a.m. local time)
Location — Newcastle Club, Newcastle, Washington

AT&T Wireless Services, Inc.
c/o EquiServe Trust Company, N.A.
P.O. Box 43068
Providence, RI 02940-3068

NOW YOU CAN VOTE YOUR SHARES BY TELEPHONE OR INTERNET

Quick, Easy, Immediate and Available 24 Hours a Day, 7 Days a Week Until 9 a.m. local time, May 16, 2002

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned your proxy card. To vote by telephone or Internet, please follow these easy steps:

TO VOTE BY TELEPHONE:

1) **Call toll-free 1-877-PRX-VOTE ((877) 779-8683) on a touch-tone telephone.**
2) Enter your **Voter Control Number** located above your name and address in the lower left corner of this form.
3) Follow the simple recorded instructions.

TO VOTE ON THE INTERNET:

1) **Go to the website http://www.eproxyvote.com/awe**
2) Enter your **Voter Control Number** located above your name and address in the lower left corner of this form.
3) Follow the simple instructions on the screen.

You can access, view and download this year's Annual Report and Proxy Statement on the AT&T Wireless Investor Relations website at http://www.attws.com/wirelessir

You can elect to receive future years' Annual Reports and Proxy Statements by accessing them at the AT&T Wireless Services Investor Relations site at http://attws.com/wirelessir using a computer configured for Internet access. You may incur costs for reviewing these documents electronically, depending on your usual costs for Internet access and printing, if applicable. Make your election by checking the box on the card below and signing the card. If you make this election, you will continue to receive a paper copy of your proxy card. Your election will be effective until revoked by you, which can be done at any time by calling Shareholder Services at 1-866-367-6357 or by e-mail at awe@equiserve.com. You can also request a paper copy of the documents at any time by calling or e-mailing the same phone number or e-mail address.

DETACH CARD IF MAILING. **IF YOU HAVE VOTED BY TELEPHONE OR INTERNET, DO NOT RETURN YOUR PROXY CARD.**

Please mark [X] votes as in this example.

Your directors recommend a vote "FOR" Proposals 1 and 2.

	FOR ALL nominees	WITHHOLD FROM ALL nominees
1. Election of Directors: Walter Y. Elisha Ralph S. Larsen Wayne M. Perry	[ ]	[ ]

FOR ALL EXCEPT the following nominee(s):

EXHIBIT D

	FOR	AGAINST	ABSTAIN
2. Ratification of PricewaterhouseCoopers LLP as our Independent Accountants	[ ]	[ ]	[ ]

Electronic Access: In the future, I will view Annual Reports and Proxy Statements electronically at www.attws.com/wirelessir Please discontinue mailing these documents. [ ]

I received a duplicate Annual Report Please discontinue this duplicate mailing of the Annual Report. [ ]

I plan to attend the annual meeting. [ ]

Signature(s): ______________________________ Date ______________ , 2002

Your signature is required if you are using this proxy card to vote your shares. If shares are registered in the names of two or more persons, each should sign. If you are signing for a corporation or partnership or as agent, attorney or fiduciary, indicate the capacity in which you are signing. If you do attend the annual meeting and decide to vote by ballot, such vote will supersede this proxy.

EXHIBIT D

Table of Contents

AT&T Wireless

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of AT&T Wireless Services, Inc. will be held at the Newcastle Club, 15500 Six Penny Lane, Newcastle, Washington, on Thursday, May 16, 2002, at 9:00 a.m local time.

Items of business at the meeting will be:
1. To elect three members of the board of directors for three-year terms.
2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent accountants for 2002.
3. To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Only shareholders who held shares of record as of the close of business on March 18, 2002, are entitled to receive notice of and to vote at the meeting or any adjournment or postponement thereof.

Your vote is important. Whether or not you plan to attend the annual meeting in person, please submit your proxy as soon as possible. You can vote by telephone, on the Internet or by mail with a proxy card. Voting by any of these three methods will ensure that you are represented at the annual meeting even if you are not there in person. Please review the instructions on the proxy card regarding each of these voting options. Shareholders who have previously voted but attend the meeting may change their vote at the meeting.

By Order of the Board of Directors

Gregory P. Landis
Executive Vice President, General Counsel and Corporate Secretary

ADMISSION TICKET AND TRAVEL DIRECTIONS

Please present this admission ticket and photo identification for the shareholder named on the front of this card for admittance to the annual meeting. For security purposes, bags and purses will be subject to search at the door. Seating at the meeting will be limited and admittance will be based on space availability.

From North/South I-405, take Exit 10 Coal Creek Parkway. At signal light, head east on Coal Creek Parkway. Follow for 2.5 miles to Coal Creek Marketplace Shopping Center. Turn left at signal light on SE 72nd Place. Follow up hill to stop sign. Turn left on SE Newcastle/Coal Creek Road. Continue for 1.4 miles. Turn right at 155th. Turn right at Six Penny Lane, the entrance to the Golf Club at Newcastle. Follow to the top of the hill.

From I-90 take Exit 13 and follow Lakemont Blvd. SE heading south leading to the entrance of the Golf Club at Newcastle. Turn right at Six Penny Lane, the entrance to the Golf Club at Newcastle. Follow to the top of the hill.

PROXY

AT&T Wireless
7277 164th Ave. N.E., Bldg. 1, Redmond, WA 98052
This proxy is solicited on behalf of

AT&T Wireless

EXHIBIT D

the board of directors for the annual meeting on May 16, 2002

I hereby appoint John D. Zeglis, Joseph McCabe, Jr., and Gregory P. Landis, and each of them, proxies, with the powers I would possess if personally present, and with full power of substitution, to vote all my shares in AT&T Wireless Services, Inc. at the annual meeting of shareholders to be held at the Newcastle Club, Newcastle, Washington at 9:00 a.m. local time on May 16, 2002, and at any adjournment thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement, and in accordance with my instructions on the reverse side of this proxy card. In the event that any other matter may properly come before the meeting, or any adjournment thereof, the proxies are each authorized to vote such matter in his discretion.

If there are shares of stock allocated to you in the AT&T Wireless Services, Inc. 401(k) plan (as described in the proxy statement), the instructions on this proxy card also will be used as instructions to the trustee of the plan to vote all of your shares in the plan at the annual meeting and any adjournment thereof as indicated on the reverse side of this proxy card and to authorize the trustee to vote in its judgment or to empower the proxies to vote in the proxies' judgment on such other business as may properly come before the meeting and any adjournment thereof.

The shares represented by this proxy card will be voted in accordance with your instructions if the card is signed and returned. **If your card is signed and returned without instructions, your shares will be voted in favor of Proposals 1 and 2.** In either case, each of the proxies will be authorized to vote your shares in his discretion on any other matter that may properly come before the meeting. If you do not vote by telephone or Internet, or sign and return a proxy card or attend the annual meeting and vote by ballot, your shares cannot be voted. If you are voting with this proxy card, please mark your choices and sign the other side of the proxy card and return it promptly to AT&T Wireless Services, Inc. c/o EquiServe Trust Company, N.A., P.O. Box 43056 Providence, RI 02940-3056.

Comments:

RECEIVED
2003 JAN -2 PM 3:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ, 08057-2717

Ph: 856 235 1711
December 28, 2002

Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 4-2
450 Fifth Street, NW
Washington, DC 20549

Re: AT&T Wireless Services, Inc.
December 19, 2002,
letter to the SEC.
Copy received December 21, 2002

Ladies and Gentlemen:

There appears to be some merit in deleting certain wording in my Proposal of August 26, 2002, inasmuch as the Company has only had one Shareowner's Meeting since becoming a public company, and there is no established pattern that Shareowner's are having their signed but unmarked proxy cards voted by management as they see fit.

To further simplify and make my Proposal short and to the point without causing so much submission of material as Exhibits, I enclose a re-worded version of my Proposal.

The constant claim by most companies incorporated in those States having "Plurality" voting Laws/Rules that my Proxy would cause them to be in violation of State/Federal/and/or Corporation By-Laws is an actual suppressing of an American's "Right of Dissent". At no time have any of Management or their legal advisors been able to show proof otherwise. Some have outlined in other submissions to the SEC, that "a group of legal advisors" [and other persons] "agreed" and caused the SEC to believe they should leave the word "Against" out of the choices for nominees for Directors. If their main argument is that "it would be false and misleading" to let Shareowners believe they had an "Against" vote, when "it is against the Law, why does not the same apply to the choice for Company Auditor's, etc? All arguments as to the "confusion" or "mis-leading" of Shareowners are insulting their intelligence as a Group.

Without a dissenting vote process, it is a constant "win situation" for Company Nominees, whether they be good, or poor and even reckless at making decisions, especially concerning remuneration of Management. Of course my Proposal "relates to elections", how does that make it "deleteable", when that is the subject needing reform? Think about it!.

6 Copies to SEC
1 Copy to Company Rep.,
Incl. 1 to AT&T Wireless Services, Inc.

Sincerely,
Robert D, Morse
Robert D. Morse

EXHIBIT

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 26, 2002

AT&T Wireless Services, Inc.
7277 164th Avenue, NE , Bldg. 1
Redmond, WA 98052

Office of the Secretary:

I, Robert D. Morse, 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2003 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to change the format of the Proxy Material. This is a single proposal and includes the voting card, noting WHAT to change.

Remove the word "EXCEPT' and re-apply the word "AGAINST" in the Vote For Directors column.

REASONS:

Shareholders are denied a vote "AGAINST" Directors , thereby benefiting Management and Directors in their re-election This is the only area in which an "AGAINST" choice is omitted.

"Abstain" is a non-vote and "Except" only a partial choice, if made to delete certain Nominees. Since most may be unknown to the majority of Shareowners, there is little accomplished in using that vote.

FURTHER:

Management claims the right to advise an "Against" vote in matters presented by shareowners. The shareowners likewise have the right to ask for a vote "AGAINST" company select nominees for Director.

Thank you,
Robert D. Morse,
Robert D. Morse

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Wireless Services, Inc.
Incoming letter dated December 19, 2002

The proposal requests that the board make a particular revision to its proxy materials.

There appears to be some basis for your view that AT&T Wireless may exclude the proposal under rule 14a-8(i)(2). In this regard, because AT&T Wireless's governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in AT&T Wireless' proxy materials being false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if AT&T Wireless omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which AT&T Wireless relies.

Sincerely,

Grace K. Lee
Special Counsel